June 21, 2024

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Diversified Healthcare Trust (the “Company”) and each Subsidiary Guarantor listed on Schedule I hereto (each, a “Subsidiary Guarantor”)
Registration Statement on Form S-3 (File No. 333-280352)
Filed June 20, 2024

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Securities Act”), the following delaying amendment, prescribed by Rule 473(a) of the Securities Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-280352) filed by the Company and each Subsidiary Guarantor on June 20, 2024:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a) may determine.”

Should you have any questions regarding the Registration Statement, please feel free to contact Howard E. Berkenblit or Shu Wei of Sullivan & Worcester LLP, counsel to the Company, at (617) 338-2979 or (617) 338-2973.

Sincerely,

/s/ Matthew C. Brown
Matthew C. Brown
Chief Financial Officer and Treasurer of the Company
Authorized Signatory of each Subsidiary Guarantor

Schedule I

Subsidiary Guarantors

20 Capital Drive LLC
Armada Drive Carlsbad LLC
Bayside Fremont CA LLC
Bluegrass Alpharetta LLC
Centre Ave Pittsburgh LLC
CCC Alpha Investments Trust
CCC Delaware Trust
CCC Financing I Trust
CCC Financing Limited, L.P.
CCC Investments I, L.L.C.
CCC Leisure Park Corporation
CCC Pueblo Norte Trust
CCC Retirement Communities II, L.P.
CCC Retirement Partners Trust
CCC Retirement Trust
CCDE Senior Living LLC
CCOP Senior Living LLC
Congress Ave Boynton LLC
Country Road Mineola LLC
Crestline Ventures LLC
CSL Group, Inc.
DHC Holdings LLC
DHC ZB Properties LLC
DHC ZB WI LLC
Ellicott City Land I, LLC
HRES1 Properties Trust
HRES2 Properties Trust
Leisure Park Venture Limited Partnership
Lexington Office Realty Trust
Maguire Road MA LLC
Mall Boulevard KOP PA LLC
Milstead Conyers GA LLC
MSD Pool 1 LLC
MSD Pool 2 LLC
O.F.C. Corporation
SNH AL AIMO II, Inc.
SNH AL AIMO Tenant II, Inc.
SNH AL AIMO Tenant, Inc.
SNH AL AIMO, Inc.
SNH AL Crimson Tenant Inc.
SNH AL Cumming LLC
SNH AL Cumming Tenant LLC
SNH AL Georgia Holdings LLC

SNH AL Georgia LLC
SNH AL Georgia Tenant LLC
SNH AL Properties LLC
SNH AL Properties Trust
SNH AL TRS, Inc.
SNH AL Wilmington Tenant Inc.
SNH ALT Leased Properties Trust
SNH AZ Tenant LLC
SNH Bakersfield LLC
SNH BAMA Tenant LLC
SNH Baton Rouge (North) LLC
SNH Baton Rouge (Realtors) LLC
SNH Blaine Inc.
SNH BRFL Properties LLC
SNH BRFL Tenant LLC
SNH Bridgewater LLC
SNH CAL Tenant LLC
SNH CALI Tenant LLC
SNH CCMD Properties Borrower LLC
SNH CCMD Properties LLC
SNH CCMD Tenant LLC
SNH CHS Properties Trust
SNH Clear Brook LLC
SNH Clear Creek Properties Trust
SNH CO Tenant LLC
SNH DEL Tenant LLC
SNH Denham Springs LLC
SNH Derby Tenant LLC
SNH Durham LLC
SNH FLA Tenant LLC
SNH FM Financing LLC
SNH FM Financing Trust
SNH Georgia Tenant LLC
SNH Glenview (Patriot) LLC
SNH GP Carlsbad LLC
SNH GP Valencia LLC
SNH Granite Gate Inc.
SNH Granite Gate Lands Tenant LLC
SNH Granite Gate Lands Trust
SNH Granite Gate Tenant LLC
SNH Grove Park Tenant LLC
SNH Grove Park Trust
SNH IL Joplin Inc.
SNH IL Properties Trust
SNH Independence Park LLC
SNH INDY Tenant LLC

SNH Jackson LLC
SNH Kent Properties LLC
SNH Lincoln Tenant LLC
SNH Longhorn Tenant LLC
SNH LTF Properties LLC
SNH Maryland Heights LLC
SNH MASS Tenant LLC
SNH MD Tenant LLC
SNH Medical Office Properties LLC
SNH Medical Office Properties Trust
SNH Medical Office Realty Trust
SNH MezzCo San Antonio LLC
SNH MO Tenant LLC
SNH Modesto LLC
SNH NC Tenant LLC
SNH Neb Tenant LLC
SNH NJ Tenant GP LLC
SNH NJ Tenant LLC
SNH NJ Tenant LP
SNH NM Tenant LLC
SNH Northwoods LLC
SNH Northwoods Tenant LLC
SNH NS Mtg Properties 2 Trust
SNH NS Properties Trust
SNH Ohio Tenant LLC
SNH OMISS Tenant LLC
SNH Park Place I Inc.
SNH Park Place II Inc.
SNH Park Place Tenant I LLC
SNH Park Place Tenant II LLC
SNH Parkview Properties Trust
SNH PENN Tenant LLC
SNH Phoenix (Cotton) LLC
SNH Plaquemine LLC
SNH PLFL Properties LLC
SNH PLFL Tenant LLC
SNH Prairieville LLC
SNH Proj Lincoln TRS LLC
SNH Redmond Properties LLC
SNH REIT Irving LLC
SNH REIT Rockwall LLC
SNH REIT San Antonio LLC
SNH REIT Victoria LLC
SNH RMI Fox Ridge Manor Properties LLC
SNH RMI Jefferson Manor Properties LLC
SNH RMI McKay Manor Properties LLC

SNH RMI Northwood Manor Properties LLC
SNH RMI Oak Woods Manor Properties LLC
SNH RMI Park Square Manor Properties LLC
SNH RMI Properties Holding Company LLC
SNH RMI Smith Farms Manor Properties LLC
SNH RMI Sycamore Manor Properties LLC
SNH SC Tenant LLC
SNH SE Ashley River LLC
SNH SE Ashley River Tenant LLC
SNH SE Barrington Boynton LLC
SNH SE Barrington Boynton Tenant LLC
SNH SE Burlington LLC
SNH SE Burlington Tenant LLC
SNH SE Daniel Island LLC
SNH SE Daniel Island Tenant LLC
SNH SE Habersham Savannah LLC
SNH SE Habersham Savannah Tenant LLC
SNH SE Holly Hill LLC
SNH SE Holly Hill Tenant LLC
SNH SE Kings Mtn LLC
SNH SE Kings Mtn Tenant LLC
SNH SE Mooresville LLC
SNH SE Mooresville Tenant LLC
SNH SE N. Myrtle Beach LLC
SNH SE N. Myrtle Beach Tenant LLC
SNH SE Properties LLC
SNH SE Properties Trust
SNH SE SG LLC
SNH SE SG Tenant LLC
SNH SE Tenant 2 TRS, Inc.
SNH SE Tenant TRS, Inc.
SNH Somerford Properties Trust
SNH St. Louis LLC
SNH Teaneck Properties LLC
SNH Teaneck Tenant LLC
SNH Tellico Tenant LLC
SNH Tellico Trust
SNH Tempe LLC
SNH TENN Tenant LLC
SNH Toto Tenant LLC
SNH TRS Inc.
SNH TRS Licensee Holdco LLC
SNH VA Tenant LLC
SNH Valencia LP
SNH Viking Tenant LLC
SNH Ward Ave. Properties I Inc.

SNH Well Properties GA-MD LLC
SNH Well Properties Trust
SNH Wilmington LLC
SNH WIS Tenant LLC
SNH WY Tenant LLC
SNH Yonkers Properties Trust
SNH Yonkers Tenant Inc.
SNH/CSL Properties Trust
SNH/LTA Properties GA LLC
SNH/LTA Properties Trust
SNH/LTA SE Home Place New Bern LLC
SNH/LTA SE McCarthy New Bern LLC
SNH/LTA SE Wilson LLC
SPTGEN Properties Trust
SPTIHS Properties Trust
SPTMISC Properties Trust
SPTMNR Properties Trust
SPTMRT Properties Trust
SPTSUN II Properties Trust
Spurs Lane San Antonio LLC